UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

DIGITAL ECOSYSTEMS CORP.
(Exact name of registrant as specified in its charter)

NEVADA	000-51152	98-0431245
(State or other jurisdiction of	(Commission File No.)	(IRS Employer Identification
incorporation or organization)		No.)

#1500 – 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
Tel: (604) 681-7039
(Address of Principal Executive Offices)

O’Neill Law Group PLLC
435 Martin Street, Suite 1010
Blaine, Washington 98230
Tel: (360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of Registrant)

Common Stock, Par Value $0.001 Per Share
(Title and Class of Securities Registered Under Section 12(g) of the Exchange Act)

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US
A PROXY.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR
OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT.

DIGITAL ECOSYSTEMS CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed or delivered on or about September 2, 2005 to the stockholders of record of shares of the common stock, par value $0.001 per share (the "Common Stock") of DIGITAL ECOSYSTEMS CORP. (the "Company") as of September 2, 2005.

Valentina Tuss, the majority shareholder, President, Chief Executive Officer and a director of the Company, entered into a Share Transfer and Cancellation Agreement (the "Share Transfer and Cancellation Agreement") with Gregory Leigh Lyons dated effective September 1, 2005.

The Share Transfer and Cancellation Agreement contemplates that, in consideration of $20,000 US, Ms. Tuss will transfer to Mr. Lyons 250,000 shares of Common Stock and will surrender for cancellation to the Company the remaining 6,250,000 shares of Common Stock held by her.

As a condition to the closing of the Share Transfer and Cancellation Agreement, Ms. Tuss will resign as the Company’s President, Chief Executive Officer and Mr. Geoffrey O. Last will resign as the Company’s Chief Financial Officer, Secretary Treasurer and director. Ms. Tuss will appoint Mr. Gregory Leigh Lyons to those positions and as a member of the Company's board of directors, and then tender her own resignation from the board of directors.

The resignations of Ms. Tuss and Mr. Last and Mr. Lyons’ appointment to those positions, will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.	Voting Securities of the Company

On September 1, 2005, there were 9,120,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. After giving effect to the cancellation of 6,250,000 shares by Ms. Tuss as described herein, the Company will have 2,870,000 shares of Common Stock outstanding.

2.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of September 1, 2005 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	VALENTINA TUSS Current President and Chief Executive Officer Current Director 105 – 5158 48th Avenue Delta, BC, Canada V4K 5B6	6,500,000 Direct	71.3%
Common Stock	GEOFFREY O. LAST Current Secretary, Treasurer and Chief Financial Officer Current Director 1245 Homer Street Vancouver, BC, Canada V6B 2Y9	NIL	N/A
Common Stock	All Current Officers and Directors as a Group (2 persons)	6,500,000	71.3%

(1)

Applicable percentage of ownership is based on 9,120,000 shares of common stock issued and outstanding as of September 1, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of September 1, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of September 1, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except for Ms. Tuss, no person owns more than 5% of the Company’s common stock

After giving effect to the transactions contemplated herein, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	GREGORY LEIGH LYONS Nominee Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer Nominee Director 6932 Holeman Birch Bay, WA 98230	250,000 Direct	8.7%

(1)	Applicable percentage of ownership is based on 2,870,000 shares of common stock issued and outstanding.

3.	Changes in Control

Ms. Valentina Tuss and Mr. Gregory Leigh Lyons entered into the Share Transfer and Cancellation Agreement dated September 1, 2005, upon closing of which Mr. Lyons will acquire 250,000 shares of Common Stock (the “Transfer”) and Ms. Tuss will surrender to the Company the remaining 6,250,000 shares of Common Stock (the “Cancellation”) held in her name. As consideration for the above, Mr. Lyons will pay to Ms. Tuss $20,000 US from his personal funds.

The transaction is anticipated to be consummated in a private transaction. The transaction may be considered as affecting control of the Company as after giving effect to the Transfer and the Cancellation, the 250,000 shares of Common Stock held by him will represent approximately 8.7% of the shares of the Company then outstanding. As a condition to the closing under the Share Transfer and Cancellation Agreement, Ms. Tuss will resign as the President and Chief Executive Officer of the Company and Mr. Last will resign as the Secretary, Treasurer, Chief Financial Officer and a director of the Company and will appoint Mr. Lyons to those positions and as a director of the Company. Ms. Tuss will then resign as a director of the Company. The appointment of Lyons and the resignations of Ms. Tuss and Mr. Last will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about the date that is 10 days after the mailing or delivery of this Information Statement to the Company’s stockholders, Ms. Tuss will tender a letter of resignation to the board of directors of the Company to resign as President and Chief Executive Officer and Mr. Last will tender a letter of resignation to the board of directors to resign as Secretary, Treasurer, Chief Financial Officer and director of the Company as contemplated by the Share Transfer and Cancellation Agreement and Mr. Lyons will be appointed to those positions and as a director of the Company. The Company further anticipates that, upon Mr. Lyons’ appointment as a director, Ms. Tuss will tender a letter of resignation to the board of directors of the Company to resign as a director of the Company.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Valentina Tuss (current)	63

Geoffrey O. Last (current)	40

Gregory Leigh Lyons (upon closing)	47

Executive Officers:

Name of Officer	Age	Position
Valentina Tuss (current)	63	President ,Chief Executive Officer and Director

Geoffrey O. Last (current)	40	Secretary, Treasurer, Chief Financial Officer and
		Director
Gregory Leigh Lyons (upon closing)	47	Chief Executive Officer, Chief Financial Officer,
		President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Valentina Tuss is currently our Chief Executive Officer, President and a director and has served in those capacities since our inception on February 21, 2002. From August 1997 to present, Ms. Tuss was an independent marketing executive with INC 500 Corporation – Melaleuca Inc., promoting the company’s products and signing new customers for the company. Also, from 2000 to present, Ms. Tuss has acted as an advisor to LFI Ltd., a Taiwanese organization engaged in promoting trade and commerce between Canada and Taiwan, inclusive of sourcing out investment opportunities both in North America and South East Asia.

Ms. Tuss has developed a network of international business contacts as a direct result of global travel in locations including, Australia, the U.K., Continental Europe, the Caribbean, Canada and the U.S.A. Ms. Tuss has handled public relations and media for high profile individuals and created tours that generate interest in the sensitivity of various ecosystems. Ms. Tuss obtained a marketing diploma from the University of British Columbia in 1988.

Geoffrey O. Last is currently our Chief Financial Officer, Secretary, Treasurer a director and has served in those capacities since February 21, 2002. Mr. Last has been active in corporate finance and capital development for several years. From September 2001 to present, Mr. Last has been involved in coordinating bridge financing, corporate development and stockholder communications for Internet Studios-Venture Capital. Also since 1991, Mr. Last has served as president of Last Motorcar Company. As president of the Last Motorcar Company, his leadership resulted in annual sales of $2 million to $5 million from inception.

Gregory Leigh Lyons is expected to be the sole director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company upon closing of the Share Transfer and Cancellation Agreement. Mr. Lyons has more than 20 years of domestic and international experience in operations, P&L management, strategic planning and positioning, acquisition, and project management with both start-up and mature organizations. Mr. Lyons was the chief operating officer and vice president of Gas TransBolivaniano S.A. from October 2002 to July 2005, acting as well as project director and manager during their $125 million compression expansion project. Gas TransBoliviano S.A. transports and exports gas to Brazil. It does so via a 557 km pipeline running from Rio Grande (Bolivia) to Corumbá, just across the border in Brazil. The pipeline forms part of the largest gas pipeline network in Latin America and is of major strategic importance to both Bolivia and Brazil. Along with oil and mining, dollar proceeds from gas exports constitute one of the main sources of Bolivia's income. From 1998 to 2000, Mr. Lyons was the president and chief executive officer of Can West Exploration Inc., a publicly traded oil company.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which Mr. Lyons is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the Share Transfer and Cancellation Agreement:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a listed issuer and, under the rules of the OTC Bulletin Board, the company is not required to maintain a separately designated standing audit, nominating or compensation committee. As Ms. Tuss and Mr. Last comprise the Company’s board of directors, there are no independent members of the Company’s board of directors and Ms. Tuss and Mr. Last have determined that the cost of appointing independent directors is prohibitive. As there is no separately designated audit, nominating or compensation committee, the Company does not have a charter for such a committee and the Company does not have a policy with regard to the consideration of any director candidates recommended by security holders.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.

NOMINATION AND APPOINTMENT OF DIRECTORS

Mr. Lyons is to replace Ms. Tuss as a director of the Company upon completion of the Share Transfer and Cancellation Agreement. It is expected that the appointment of Mr. Lyons as a director of the Company will be made by a consent resolution of the Company’s then director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

The Company has no compensation arrangements or employment contracts with any officers or directors of the Company and the Company has no stock options outstanding.

Dated: September 1, 2005	By Order of the Board of Directors
DIGITAL ECOSYSTEMS CORP.

/s/ Valentina Tuss
VALENTINA TUSS
President, Chief Executive Officer and Director